Notice of Exempt Solicitation

Name of the registrant:

Tesla, Inc.

Name of person relying on exemption:

New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund

Address of person relying on exemption:

Office of the New York State Comptroller

Division of Legal Services

110 State Street, 14th Floor

Albany, NY 12236

Written material:

Prepared remarks for delivery at October 27, 2025 webinar, “Compensation, Governance and Shareholder Rights in the Balance at Tesla” by New York State Comptroller Thomas P. DiNapoli, Trustee of the New York State Common Retirement Fund.

Remarks by New York State Comptroller Thomas P. DiNapoli at SOC Investment Group Webinar Entitled “Compensation, Governance and Shareholder Rights in the Balance– The Tesla 2025 Proxy”

New York, NY — Monday, October 27, 2025

Remarks as prepared for delivery

Good afternoon, and thank you for the opportunity to speak today.

As Trustee of the New York State Common Retirement Fund, I oversee the assets of a plan with 1.2 million members, retirees, and beneficiaries. We invest with one goal: to protect and grow the pension security of New York’s public employees. That means holding companies accountable when their governance practices threaten long-term value.

Tesla is a company with enormous potential, but also one with serious governance failures that undermine its ability to deliver sustainable returns. That is why, at Tesla’s upcoming annual meeting on November 6, I am urging shareholders to vote against all the directors who are up for reelection and against Elon Musk’s trillion dollar pay program. I am also encouraging investors to vote for our shareholder proposal to repeal Tesla’s 3 percent derivative-suit ownership threshold.

Let me start with our proposal, which was co-filed with New York City Comptroller Brad Lander.

Proposal 10 asks shareholders to restore one of the most fundamental investor rights: the right to hold directors and officers legally accountable when they breach their fiduciary duties.

When Tesla sought shareholder approval last year to reincorporate in Texas, the board assured investors that there were, in their words, “no areas in which Texas and Delaware law meaningfully diverged on matters of substance.” Yet just months later, Texas passed a law to allow all companies to impose a 3 percent ownership threshold before a shareholder can file a derivative lawsuit. Companies are not required to adopt this threshold, but Tesla chose to do so at the first opportunity by incorporating it into its bylaws.

For a company the size of Tesla, that means an investor must hold roughly $30 billion in stock just to step into court. Only four shareholders, Elon Musk, Vanguard, BlackRock, and State Street, meet that bar. In other words, the Tesla board has made itself virtually immune from accountability.

Tesla’s directors try to spin this bylaw change as a simple measure to prevent frivolous litigation. Let’s be clear: courts already have the power to dismiss meritless suits. This bylaw doesn’t target frivolous cases — it targets any legitimate oversight. It strips nearly every shareholder, large or small, of their ability to enforce the fiduciary duties that define corporate governance in America.

We filed Proposal 10 to undo this bait-and-switch scheme and to restore the balance of power between Tesla’s board and its owners.

And this right is important. We have successfully used derivative suits in the past, including against the boards of Boeing and Wynn Resorts. We won historic settlements to enact governance reforms and recover value. These are essential tools to protect investors when boards fail to act in our best interests.

If Tesla’s bylaw stands, those rights could effectively disappear for many. That’s why I am urging all shareholders to vote FOR Proposal 10.

Tesla’s governance crisis does not end with the derivative-suit bylaw. It reflects a broader pattern of a board that has repeatedly failed to provide independent oversight or to hold CEO Elon Musk accountable.

The three directors up for election this year have presided over years of oversight failures that have damaged Tesla’s reputation and shareholder value.

Under their watch, Tesla has suffered extraordinary stock volatility, declining market share, and mounting legal and regulatory risks.

Meanwhile, Musk’s conduct and his divided attention continue to create risks that no board should tolerate. His public statements have triggered SEC actions and investigations. He divides his time among many side ventures and reports show he has diverted Tesla engineers and AI chips to these projects. And despite all this, Tesla’s board does little.

When shareholders see their CEO distracted, their board conflicted, and their rights restricted, they see a company losing its focus. That is exactly what’s happening at Tesla.

Nowhere is this governance breakdown clearer than in the board’s new pay proposals.

A Delaware court twice struck down Elon Musk’s 2018 $55.8 billion pay package, calling it “deeply flawed[.]” One might expect Tesla’s board to reform its process and rebuild trust. Instead, it has doubled down with an even larger, even less defensible award.

The proposed 2025 award is breathtaking in scale and indefensible in design. It hands the board undue discretion to determine when and how Musk gets paid, with no clear, verifiable metrics, tying his reward to measurable performance. If approved, it could dilute shareholders’ holdings by roughly 12 percent and further entrench Musk’s voting control. All while rewarding a CEO whose time and focus are increasingly elsewhere.

Let’s be candid: Elon Musk is already one of the richest people in the world. His existing stake in Tesla, tens of billions of dollars, should normally be incentive enough to drive performance. The idea that another massive equity award will somehow refocus a man who is hopelessly distracted is both illogical and contrary to the evidence.

This is not pay for performance; this is pay for unchecked power.

The problem before shareholders is bigger than one pay plan or one bylaw. It is about whether Tesla can mature into a well-governed public company that protects the long-term interests of all its owners.

We believe in innovation and in Tesla’s potential to drive the transition to a clean-energy economy. But we also believe that innovation must be paired with accountability. A company that depends on one person’s whims, and a board unwilling to say no, cannot deliver sustainable value.

Tesla’s long-term success depends on restoring accountability, independence, and respect for shareholder rights. It’s time to put Tesla’s future back in the hands of its owners.

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